February 16, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance Office of Energy & Transportation 100 F Street, N.E.

Washington, D.C. 20549

Attention: Wei Lu

Re:  OLD DOMINION FREIGHT LINE, INC.

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed February 24, 2021 File No. 000-19582

Ladies and Gentlemen:

This letter is submitted in response to the comments contained in the letter dated January 18,

2022 from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and

Exchange Commission to Adam N. Satterfield, Senior Vice President – Finance and Chief

Financial Officer of Old Dominion Freight Line, Inc. (the “Company”), regarding the

Company’s Form 10-K for the fiscal year ended December 31, 2020 (the “Form 10-K”) that was filed on February 24, 2021.

To facilitate your review, the Company has reproduced the text of the Staff’s comments in italics below. Unless otherwise noted, references to page numbers and section headings in the

Company’s responses below refer to page numbers and section headings in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2020

Risk Factors, page 6

1.	Your response to prior comment 1 states that you comprehensively monitor the risks faced by your business, including transition risks related to climate change. Please describe the process through which you monitor risk and explain in greater detail how you determined that transition risks related to climate change are not individually material.

The Company respectfully advises the Staff that it has a robust process through which it monitors risks faced by its business, including transition risks related to climate change. The process includes, but is not limited to, the following key elements:

•

The Company’s Board of Directors (the “Board”) and its committees are responsible for the oversight of the Company’s policies, procedures and systems in place to manage the Company’s risk exposure, including those related to environmental, social and governance (“ESG”) matters.

•

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for the assessment and management of the Company’s risks and regularly report their findings to the Board directly or through their communications with its committees.

•

The Company’s Risk Management Department is responsible for identifying, assessing and monitoring risks inherent to the Company’s business and providing guidance to senior management and the Audit Committee of the Board (the “Audit Committee”) regarding the Company’s enterprise risk management, insurance portfolio, business continuity programs, crisis management, and governance. Through the Company’s comprehensive risk management program, an in-depth review of core risks, goal-setting, and evaluation of plans with risk owners is performed annually.  The Company’s core risks are closely monitored by the respective risk owners and senior management on a regular basis.

•

The Company’s ESG Steering Committee, which includes leaders from operations, fleet maintenance, real estate, marketing, information technology, compliance, human resources, safety, legal, accounting and investor relations, is responsible for monitoring identified risks related to ESG matters and provides guidance to senior management and the Audit Committee.

The Company determined that transition risks related to climate change, to the extent they have not been disclosed in the Form 10-K, are not individually material because, while the Company continues to monitor such risks, including through the channels described above, no such risks have had a meaningful qualitative or quantitative impact on the Company’s financial statements for the periods presented in the Form 10-K or have otherwise become a material factor that makes an investment in the Company speculative or risky. For example, one such transition risk that the Company monitors is the potential impact of the development and deployment of electric vehicles and equipment in the transportation industry. In 2021, in an effort to further understand the potential impact, if any, that this transition may have on the Company’s future operations and financial results, the Company ordered its first electric tractor and forklift for use in its California operations. The ordering, expected testing and evaluation of the equipment represents one action that the Company has taken to address a transition risk related to climate change that has not had a material impact on the Company’s financial statements in the periods presented in the Form 10-K and may mitigate such risk from having a material impact on the Company’s financial statements in future periods. Other transition risks related to climate change that the Company monitors, but that have not had a material impact on the Company’s financial statements, include potential increased costs related to future regulatory compliance or regulations on greenhouse gas emissions. If any of these or other transition risks related to climate change have a material impact on the Company’s financial statements, or if the Company otherwise determines that any of these or other transition risks related to climate change have become material factors that make an investment in the Company speculative or risky to the extent not already disclosed, the Company will include additional, appropriate disclosure in its future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

2.We note your response to prior comment 2 regarding the significant physical effects of climate change on your operations and results. Consistent with comment 2 from our letter dated September 14, 2021, provide us with quantitative information supporting the statement that you have not experienced material weather-related damages to your property or operations. In addition, quantify and tell us about any weather-related impacts on the cost or availability of insurance.

The Company respectfully advises the Staff that the disclosure in the Form 10-K supports the statement that the Company has not experienced material weather-related damages to its property or operations. As noted in the Company’s prior response, for the various weather events impacting any of the Company’s locations, the Company leverages its extensive geographic footprint to direct freight and equipment to nearby Company locations that were not impacted by the weather events, thereby reducing the impact to the Company’s operations.  In addition, as discussed on page 4 in the Form 10-K, the Company maintains insurance coverage for various risk exposures with third-party insurance carriers at levels that the Company believes are appropriate for the Company’s operations.  The Company’s insurance includes protection for damages to its locations, whether resulting from weather-related incidents or other causes.  For the three years presented in the Form 10-K, the Company’s deductible limit for property claims generally was a minimum of $10,000 (2018) or $100,000 (2019 and 2020) per occurrence, excluding earthquakes or a named storm event (in which case the deductible was a single-digit percentage of the value of the applicable affected locations).  The Company’s low deductible levels, along with the expansive geographic footprint of the Company’s locations, helps minimize the potential impact to the Company’s financial statements caused by any losses from damages to the Company’s locations.   This is reflected in the Company’s “Loss on disposal of property and equipment” line item disclosed in the Statements of Cash Flows on page 32 ($0.7 million in 2020; $6.1 million in 2019; and $0.5 million in 2018), which represented less than 1%

of the Company’s pre-tax income in each of the three years presented. As a point of reference, the Company submitted only one building damage claim under its applicable property insurance policy during the three-year period presented in the Form 10-K, and the total loss for that claim (including the applicable deductible) was only slightly over $200,000.

The Company also maintains that it has not experienced any material weather-related impacts on the cost or availability of insurance during the periods presented in the Form 10-K. In the Company’s Statements of Operations on page 30, the “Insurance and claims” line item was $42.4 million in 2020; $52.5 million in 2019; and $44.1 million in 2018.   This line item captures all of the Company’s costs for insurance coverage and claims expenses, which include cargo loss or damage, bodily injury, and property damage, whether or not attributable to weather-related incidents. The Company respectfully advises the Staff that the aggregate amount of this line item, of which the cost of our property insurance coverage is an insignificant percentage, consistently represented approximately 1% of the Company’s revenue and approximately 5-6% of the Company’s pre-tax income in each of the three years presented.  Had the Company experienced weather-related impacts on the cost of its insurance coverage that were material to the financial statements, these amounts would have been significantly higher.

We hope that our response appropriately addresses your comments. Please contact me at 336.822.5519 if you require any additional information or have any questions regarding our response.

Sincerely,

/s/ Kimberly S. Maready

Kimberly S. Maready

Vice President – Accounting and Finance

cc: Adam N. Satterfield